# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pelthos Therapeutics Inc., CIK 0001919246
CUSIP: 171126204
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4020 STIRRUP CREEK DRIVE, SUITE 110, Durham, North Carolina (NC), 27703
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0000886163
Persons authorized to receive notices and communications: Todd C. Davis, Ligand Pharmaceuticals Incorporated, 555 Heritage Drive, Suite 200, Jupiter, Florida (FL), 33458, (858) 550-7500

## Reporting persons
- Ligand Pharmaceuticals Incorporated (CIK 0000886163): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,189,177.1; sole dispositive power 5,189,177.1; aggregate amount beneficially owned 5,189,177.1 (49.9% of the class)
  Comment: (1) Includes 1,500,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), and 3,427,868.1 shares of Common Stock underlying 34,278.681 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), and 261,309 shares of Common Stock underlying the Senior Secured Convertible Note (the "Convertible Note"). The Reporting Person may not convert any of the Series A Preferred Stock or the Convertible Note held by the Reporting Person to the extent that after giving effect to such conversion, the Reporting Person together with its affiliates collectively would beneficially own in excess of 49.9% of the shares of Common Stock outstanding immediately after giving effect to such conversion.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Pelthos Therapeutics Inc.
Address of issuer's principal executive offices: 4020 STIRRUP CREEK DRIVE, SUITE 110, Durham, North Carolina (NC), 27703
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 3, 2025 (the "Original Schedule 13D," and together with Amendment No. 1, the "Schedule 13D"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Pelthos Therapeutics, Inc. (the "Issuer"). Unless set forth in this Amendment No. 1, all Items are unchanged from the Original Schedule 13D. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

On November 6, 2025, Ligand entered into a Securities Purchase Agreement, by and between the Issuer, Ligand, and the other parties thereto (the "Convertible Note Purchase Agreement"), pursuant to which Ligand acquired from the Issuer a Senior Secured Convertible Note (the "Convertible Note") in the aggregate principal amount of $9.0 million for a purchase price of $9.0 million (the "Convertible Note Financing"). The parties completed the Convertible Note Financing on November 6, 2025. The source of funds for the purchase of the Convertible Note was Ligand's general working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

Convertible Note Financing

On November 6, 2025, Ligand entered into the Convertible Note Purchase Agreement with the Issuer and the other investors party thereto, pursuant to which the Issuer issued and sold to Ligand $9.0 million aggregate principal amount of Convertible Notes. The Convertible Notes Issuance closed on November 6, 2025.

The Convertible Notes mature 24 months from the date of issuance. The Convertible Notes bear interest at a rate of 8.5% per annum, payable quarterly in arrears, which may, at the Issuer's option, be paid in cash or capitalized and added to principal. The Convertible Notes rank senior to current and future indebtedness of the Issuer and its subsidiaries, other than certain senior indebtedness permitted under the terms of the Convertible Note ("Permitted Senior Indebtedness").

The Convertible Notes are convertible by the holders thereof in whole or in part at any time after issuance into shares of Common Stock based on an initial conversion price equal to $34.442 per share (the "Conversion Price"), which cannot be reduced below $34.442 per share without obtaining the approval of the shareholders of the Issuer (the "Shareholder Approval"), and is subject to customary adjustments for stock splits, stock dividends, recapitalization and other similar transactions. On the later of December 1, 2025 and the date the Issuer obtains the Shareholder Approval, if any, if the Conversion Price then in effect is greater than $29.73, the Conversion Price shall automatically lower to $29.73. In addition, on the maturity date of the Convertible Notes, if the terms of the Permitted Senior Indebtedness does not permit the Issuer to make the cash payments then due under the Notes, the Conversion Price will automatically adjust to a price equal to the average volume weighted average price of the Common Stock for the five trading days ending immediately prior to the maturity date. The Issuer has agreed to seek Shareholder Approval either pursuant to a meeting of the shareholders or an information statement post-closing.

Ligand may not convert any of the Convertible Notes held by Ligand to the extent that after giving effect to such conversion, Ligand together with its affiliates collectively would beneficially own in excess of 49.9% of the shares of Common Stock outstanding immediately after giving effect to such conversion.

As partial consideration for the Convertible Notes, the Issuer granted to each of the investors in the Convertible Notes (i) a 5% royalty on net sales of XepiTM, to be shared pro rata among all investors in the Convertible Notes (Ligand's pro rata share represents a 2.5% royalty) and (ii) the Issuer's right to receive all royalty payments and milestone payments paid by Sato Pharmaceutical Co., Ltd ("Sato") to Ligand in respect of net sales of ZELSUVMITM (less 50% of the milestone payment payable by Sato in respect of the first commercial sale of ZELSUVMITM in Japan, which will be kept by the Issuer), to be shared pro rata among all investors in the Convertible Notes.

The foregoing description of the Convertible Note Purchase Agreement and the form of Convertible Notes does not purport to be complete and is qualified in its entirety by the full text of such agreements, copies of which are filed hereto as Exhibits 9 and 10 and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Ligand beneficially owns, in the aggregate, 1,500,000 shares of Common Stock, constituting approximately 49.3% of the Common Stock outstanding. Ligand beneficially owns, in the aggregate, 34,278.681 shares of Series A Preferred Stock, constituting approximately 59.5% of the Series A Preferred Stock outstanding. Ligand beneficially owns a Convertible Note in the principal amount of $9.0 million, constituting 50.0% of the Convertible Notes outstanding.

Each share of Series A Preferred Stock is convertible into 100 shares of Common Stock (after giving effect to the one-for-ten reverse stock split effected on July 1, 2025). The Convertible Note is immediately convertible, in whole or in part, at any time, at the holder's election, at a conversion rate as described in the Convertible Note. The Reporting Person may not convert any of the Series A Preferred Stock or the Convertible Note held by the Reporting Person to the extent that after giving effect to such conversion, the Reporting Person together with its affiliates collectively would beneficially own in excess of 49.9% of the shares of Common Stock outstanding immediately after giving effect to such conversion.

The aggregate percentage of Common Stock reported owned by Ligand is based upon 3,042,143 shares of Common Stock outstanding as of August 8, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, the aggregate percentage of Series A Preferred Stock reported owned by Ligand is based upon 57,568.68 shares of Series A Preferred Stock outstanding, based on information provided by the Issuer, and the aggregate percentage of the Convertible Notes reported owned by Ligand is based upon $18.0 million total aggregate principal amount of Convertible Notes outstanding, based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) Ligand has sole voting and sole dispositive power with respect to all of the shares of Common Stock and Series A Preferred Stock that it beneficially owns.

Holders of Series A Preferred Stock are entitled to receive notice of and vote at all shareholder meetings alongside holders of Common Stock, voting together as a single class, provided, that Ligand will be deemed to have waived any voting rights such that the aggregate voting rights of any Common Stock beneficially owned by Ligand and/or any of its affiliates, collectively, on any record date shall not exceed 49.9%. As a result, Ligand's ownership of Series A Preferred Stock and Common Stock does not represent more than 49.9% of the aggregate voting power of the Issuer's Series A Preferred Stock and Common Stock.
Transactions in the class effected during the past sixty days: (c) Except as otherwise described in this Schedule 13D, Ligand has not effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: (d) No person other than Ligand is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

Pledge Agreement

In connection with the Convertible Note Financing, the Issuer, as pledgor and Ligand, as a secured party, and in its capacity as collateral agent for each holder of Convertible Notes, entered into a pledge agreement (the "Pledge Agreement"). In accordance with the terms of the Pledge Agreement, the Convertible Notes are secured by a lien on, and security interest in, (i) 10.0% of all aggregate net sales of the "End Product" as defined in the Issuer's license agreement with Ferrer Internacional, S.A. and Interquim, S.A.U., including XepiTM (ozenoxacin) cream, for topical use, and all other derivatives and modifications thereof ("Xepi") in the United States, including Puerto Rico and the U.S. Virgin Islands (the "Territory"); provided, however, that the Issuer shall only accrue 5.0% of such payments as liabilities until the occurrence of an event of default (the "Covered Product Revenue Payments"), (ii) all royalty and milestone payments received by Ligand from Sato Pharmaceutical Co., Ltd. ("Sato") under the license agreement between Ligand and the Issuer in respect of ZELSUVMI, less 50% of the milestone payment payable by Sato in respect of the first commercial sale of ZELSUVMI in Japan (the "Sato Payments"), and (iii) all accounts receivable of the Issuer with respect to the Covered Product Revenue Payments and the Sato Payments, pursuant to a pledge agreement by and between - in each case, subject to certain permitted indebtedness of the Issuer.

The foregoing description of the Pledge Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is filed hereto as Exhibit 11 and is incorporated herein by reference.

November 2025 Registration Rights Agreement

As contemplated by the Note Purchase Agreement, on November 6, 2025, the Issuer, Ligand and the other investors in the Convertible Note Financing entered into a registration rights agreement (the "November 2025 Registration Rights Agreement"). Pursuant to the November 2025 Registration Rights Agreement, among other things, the Issuer agreed to register for resale certain shares of its Common Stock held by such investors from time to time, including shares issued in the Convertible Note Financing.

Pursuant to the November Registration Rights Agreement, the Issuer will prepare and file a resale registration statement with the SEC on or prior to the 60th day following the closing of the Convertible Note Financing. The Issuer will use its reasonable best efforts to cause the registration statement to be declared effective by the SEC by the earlier of the (A) 90th calendar day after the closing date of the Convertible Note Financing and the (B) 2nd Business Day after the date the Issuer is notified by the SEC that the registration statement will not be reviewed.

The foregoing description of the November 2025 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is filed hereto as Exhibit 12 and is incorporated herein by reference.

Amended and Restated Lock-Up Agreement

In connection with the closing of the Convertible Note Financing, the Issuer amended and restated Ligand's current Lock-Up Agreement (the "Amended and Restated Lock Up Agreement") so that the lock up terms match the form of lock-up agreement for other investors entered into in connection with the business combination transaction on July 1, 2025. Pursuant to the Lock-Up Agreement, Ligand agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer's Common Stock or Series A Preferred Stock (the "Subject Shares"), from the closing of the Merger until December 31, 2025. The effect of the Amended and Restated Lock Up Agreement is that 25% of Ligand's Subject Shares were released from such lock up restrictions immediately.

The foregoing description of the Amended and Restated Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is filed hereto as Exhibit 13 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
9 Securities Purchase Agreement, dated as of November 6, 2025, by and among Pelthos Therapeutics Inc. and each of the investors thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 7, 2025).
10 Form of Pelthos Therapeutics Inc. Senior Secured Convertible Note (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 7, 2025).
11 Pledge Agreement, dated as of November 6, 2025, by and among Pelthos Therapeutics Inc., as Pledgor, and Ligand Pharmaceuticals Incorporated, as Secured Party (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on November 7, 2025).
12 Registration Rights Agreement, dated as of November 6, 2025, by and among Pelthos Therapeutics Inc. and each of the investors thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on November 7, 2025).
13 Form of Amended and Restated Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the SEC on November 7, 2025).

## Signatures
- Ligand Pharmaceuticals Incorporated: /s/ Octavio Espinoza, Chief Financial Officer (11/10/2025)